BENEFITFOCUS, INC.

100 Benefitfocus Way

Charleston, SC 29492

June 29, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino

Jan Woo

Division of Corporation Finance

Office of Technology

Re:	Acceleration Request

Benefitfocus, Inc.

Registration Statement on Form S-3

Filed June 24, 2020

(File No. 333-239406)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Benefitfocus, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) so as to become effective on Wednesday, July 1, 2020, at 4:05 p.m. Eastern Time, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that its legal counsel be notified when this request for acceleration has been granted by contacting via telephone call or email, Andrew J. Gibbons (Tel: 919-786-4038; E-mail: agibbons@wyrick.com). We also respectfully request that a copy of the written order from the Commission verifying the effective date and time of the Registration Statement be sent to Mr. Gibbons via email at agibbons@wyrick.com.

By:	/s/ Stephen M. Swad
Stephen M. Swad, Chief Financial Officer

cc: Andrew J. Gibbons, Wyrick Robbins Yates & Ponton LLP